IAMGOLD

NEWS RELEASE
TSX: IMG NYSE: IAG

IAMGOLD PROVIDES UPDATE ON CÔTÉ GOLD MINE OPERATIONS AHEAD OF MINE TOUR

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 21, 2026 – IAMGOLD Corporation (TSX:IMG, NYSE:IAG) ("IAMGOLD" or the "Company") is pleased to provide an update for the Côté Gold Mine ("Côté Gold" or "Côté") including preliminary operating results for the third quarter of 2026. The Company will host a tour of the Côté Gold Mine for analysts and institutional investors on October 22, 2026, where members of the Company's senior leadership team and Côté Gold management will present an overview of operations and ongoing optimization initiatives at Côté. The presentation materials will be available on the Company's website at www.iamgold.com on the day of the tour. IAMGOLD will report its full third quarter 2026 results on November 5, 2026, after market close, with a conference call on November 6 at 8:30 a.m. ET.

"Côté made solid progress in the third quarter, producing 64,400 ounces attributable to IAMGOLD, or 92,000 ounces on a 100% basis," said Renaud Adams, President and Chief Executive Officer of IAMGOLD. "In the first full quarter without contractor crushing, the operation achieved record quarterly mining volumes and record monthly plant throughput in September, exceeding nameplate capacity. I thank the Côté team for their hard work.

"We enter the fourth quarter with momentum and look forward to showing analysts and investors our progress firsthand tomorrow. The updated Côté mine plan, expected later this year, will be the first of several studies across our portfolio over the coming quarters, each a step toward building a leading, modern, Canadian-focused gold producer."

Highlights

- Côté Gold production in the third quarter 2026 was 64,400 ounces on a 70% basis (92,000 ounces | 100%) and 184,000 attributable ounces year to date (262,900 ounces | 100%). Production at Côté is expected to be higher in the fourth quarter of the year, driven by higher grades from mine sequencing and increased processing rates.
- Côté Gold attributable production in 2026 is expected to be at the lower end of the guidance range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%).
- Mining activity totaled a quarterly record of 12.4 million tonnes, including a single-day record of 225,000 tonnes mined ex-pit on August 10. The strip ratio of 2.3:1 reflected higher capital stripping as the pit pushback advanced.
- Mill throughput totaled 2.9 million tonnes in the quarter, reflecting an extended annual shutdown in August and the transition to owner-only crushing. In September, the plant averaged a record 37,100 tonnes per day ("tpd"), totaling 1.1 million tonnes, above nameplate capacity of 36,000 tpd.
- The Company expects to announce an updated Côté Gold mine plan and Mineral Reserve estimate in the fourth quarter of 2026, which will be included in a subsequent Technical Report shortly thereafter. The updated mine plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine, while outlining near-term opportunities to progressively increase plant throughput beyond the current nameplate, through further debottlenecking and targeted plant improvements, to support sustained processing rates of approximately 40,000 tpd.

Preliminary Côté Gold Q3 2026 Operating Results

(100% basis, unless otherwise stated)		Q1 2026	Q2 2026	Q3 2026	YTD 2026
Ore mined	kt	3,553	3,072	3,797	10,422
Grade mined	g/t	0.99	0.86	0.93	0.93
Material mined – total	kt	9,326	11,736	12,410	33,473
Strip ratio	w:o	1.6	2.8	2.3	2.2
Ore milled	kt	2,341	2,873	2,879	8,093
Head grade	g/t	1.07	1.12	1.10	1.10
Recovery	%	93%	93%	90%	92%
Production (100%)	**koz**	**74.7**	**96.2**	**92.0**	**262.9**
Production (70%)	**koz**	**52.3**	**67.3**	**64.4**	**184.0**
Gold sales (70%)	koz	55.1	66.9	59.2	181.2

Operations

Côté Gold attributable gold production in the third quarter 2026 was 64,400 ounces (92,000 ounces | 100%), and 184,000 attributable ounces year to date (262,900 ounces | 100%). Production at Côté is expected to be higher in the fourth quarter, driven by higher grades from mine sequencing and increased processing rates.

Mining activity totaled a quarterly record of 12.4 million tonnes in the third quarter 2026, including a single-day record of 225,000 tonnes mined ex-pit on August 10. Ore tonnes mined were 3.8 million tonnes, with a strip ratio of 2.3:1, while mining activities progressed in pushback areas. The average grade mined was 0.93 g/t in the third quarter 2026, in line with expectations.

Mill throughput in the third quarter of 2026 totaled 2.9 million tonnes, consistent with the prior quarter, reflecting an extended annual shutdown in August and the transition of the crushing circuit to owner-only operation. In September, the plant averaged a record 37,100 tpd, totaling 1.1 million tonnes, above nameplate capacity of 36,000 tpd. Head grades averaged 1.10 g/t, and recoveries averaged 90%, lower than in prior quarters due to downtime on one of the plant's two Vertimills early in the quarter. As part of ongoing plant optimization and debottlenecking, work has begun on a third Vertimill, expected to be installed in early 2027. Reconciliation between the reserve models, grade control models, mill feed and production continues to be well within expected tolerances.

Operational improvements continued through the quarter, the first full quarter without external contractor crushing and associated rehandling. These included record crusher and high-pressure grinding rolls ("HPGR") throughput in September and improvements in process delivering ore to the mill. These improvements, combined with access to higher-grade mining zones, position the operation for improved performance in the fourth quarter.

The Company discontinued the use of external contractor crushing by the end of June 2026. This supplemental crushing had originally been contracted in 2025 to support operational targets due to constraints in the crushing circuit, which were addressed through the installation of a second cone crusher at the beginning of the year. Processing cost improvements continue to be realized following the decommissioning of contracted crushing, with further improvements expected through the year. Additional operational benefits from the debottlenecked crushing circuit have been realized downstream with improved HPGR roll wear rates on better-sized material now feeding the HPGR. A longer HPGR lifespan is expected to translate into reduced maintenance costs and improved crushing circuit availability.

2026 Outlook

Côté Gold attributable production in 2026 is expected to be at the lower end of the guidance range of 270,000 to 310,000 ounces (390,000 to 440,000 ounces | 100%). The focus in 2026 is on stabilization, optimization, improving the cost structure, and preparing for the contemplated throughput increase and inclusion of Gosselin into the mine plan. Short to medium term capital investment is planned to improve the operating efficiency and cost structure while also systematically investing to derisk future expansions.

Expansion Opportunities

The Company expects to announce an updated Côté Gold mine plan and Mineral Reserve estimate in the fourth quarter of 2026, which will be included in a subsequent Technical Report shortly thereafter. The study will incorporate the recently consolidated Côté and Gosselin Mineral Resources and operating assumptions based on production experience to date.

The updated mine plan is expected to demonstrate a significant expansion of Mineral Reserves and life of mine, while outlining near-term opportunities to progressively increase processing capacity beyond the current nameplate, through further debottlenecking and targeted plant improvements, to support sustained processing rates of approximately 40,000 tpd. In parallel, the Company is continuing to evaluate opportunities for a larger-scale expansion of the processing plant, supported by the size and quality of the consolidated Côté-Gosselin resource base and the potential to support a substantially larger operation over the long term. Technical, infrastructure, and permitting studies are ongoing to determine the optimal scale, configuration, and development path to maximize the long-term value of the operation.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa, including Côté Gold (Canada), Westwood (Canada) and Essakane (Burkina Faso). The Côté Gold Mine is among the largest gold mines in production in Canada, which IAMGOLD operates in a 70/30 partnership with Sumitomo Metal Mining Co. Ltd. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts, including the large-scale Nelligan Mining Complex located in Quebec, Canada. IAMGOLD employs approximately 3,800 people and is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Business Development & Investor Relations
Tel: 416 360 4743 | Mobile: 416 388 6883
Toll-free: 1 888 464 9999
info@iamgold.com

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included or incorporated by reference in this news release, including any information as to the Company's vision, strategy, future financial or operating performance and other statements that express management's expectations or estimates of future performance or impact, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "would", "could", "continue", "expect", "budget", "aim", "can", "focus", "forecast", "anticipate", "estimate", "maintain", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "seek", "targets", "cover", "strategy",

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In particular, forward-looking statements in this news release include, without limitation, those under the headings “About IAMGOLD”, “Highlights”, “Operations”, “Expansion Opportunities” and “2026 Outlook” and include, but are not limited to, statements with respect to: the estimation of mineral reserves and mineral resources and the realization of such estimates; operational and financial performance including the Company’s guidance for and actual results of production, ESG performance, costs and capital and other expenditures such as exploration and including depreciation expense and effective tax rate; long-term value and capital allocation; the updated life-of-mine plan, ramp-up assumptions and other project metrics including operating costs, processing rates, throughput and operational optimization initiatives in respect of the Côté Gold Mine; expected production of the Côté Gold Mine; expected benefits from the operational improvements and de-risking strategies implemented or to be implemented by the Company; mine development activities; the Company’s capital allocation and liquidity, including potential returns of capital to shareholders; the timing and ability to repatriate excess cash from Essakane; the composition of the Company’s portfolio of assets including its operating mines, development and exploration projects; the advancement and potential development of the Company’s exploration and development projects, including the Nelligan Mining Complex; the sale of its Malian asset; permitting timelines and the expected receipt of permits; inflation, including global inflation and inflationary pressures; global supply chain constraints; environmental verification, biodiversity, including commitments related thereto and social development projects; plans, targets, proposals and strategies with respect to sustainability, including third party data on which the Company relies, and their implementation; commitments with respect to sustainability and the impact thereof; commitments with respect to greenhouse gas emissions and energy transition; commitments related to social performance, including commitments in furtherance of Indigenous relations; the ability to secure alternative sources of consumables of comparable quality and on reasonable terms; workforce and contractor availability, labour costs and other labour impacts; the future price of gold and other commodities; equity financings, foreign exchange rates and currency fluctuations; financial instruments; hedging strategies; impairment assessments and assets carrying values estimates; safety and security concerns in the jurisdictions in which the Company operates and the impact thereof on the Company’s operational and financial performance and financial condition; and government regulation of mining operations.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company’s business strategies and its ability to execute thereon; the development and execution of implementing strategies to meet the Company’s sustainability vision and targets; security risks, including civil unrest, war or terrorism and disruptions to the Company’s supply chain and transit routes as a result of such security risks, particularly in Burkina Faso and the Sahel region surrounding the Company’s Essakane mine; the availability of labour and qualified contractors; the availability of key inputs for the Company’s operations and disruptions in global supply chains; tariffs and increase costs of supplies and equipment; the volatility of the Company’s securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks;

management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; unexpected geological conditions; competition and consolidation in the mining sector; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, and commodities used in the operation of the Company's business (including, but not limited to diesel, fuel oil and electricity); legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business, including the imposition of tariffs by the United States on Canadian products; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for transactions, exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; changes in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the Company's ability to execute on de-risking activities and measures to improve operations; availability of specific assets to meet contractual obligations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and/or the failure and/or the effectiveness of contractors to perform; risks relating to acquisitions and divestitures; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment (including greenhouse gas emission reduction and other energy transition requirements); the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather conditions at mine sites; disruptions from weather related events resulting in limited or no productivity such as forest fires, severe storms, flooding, drought, heavy snowfall, poor air quality, and extreme heat or cold; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements and/or collective bargaining agreements may not be agreed to; the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases, pandemics, or other public health emergencies; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF available on SEDAR+ at www.sedarplus.ca or Form 40-F available on EDGAR at www.sec.gov/edgar for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.